Alston&Bird llp
90 Park Avenue
New York, New York 10016

212-210-9400
Fax: 212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mmcelreath@alston.com

August 10, 2005

VIA:  UPS AND EDGAR

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	XTL Biopharmaceuticals Ltd. Form 20-FR12G filed on July 14, 2005 File No. 0-51310

Dear Mr. Riedler:

At the request and on behalf of our client, XTL Biopharmaceuticals Ltd. (the “Company”), we hereby file, via EDGAR, responses to the Commission’s comment letter dated August 3, 2005, to the Company’s registration statement on Form 20-F (File No. 0-51310) (the “Registration Statement”), filed on July 14, 2005. These responses have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Commission’s comment letter. A copy of this letter, other supplemental materials referenced herein, a clean copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed on August 10, 2005, and a copy of Amendment No. 1 marked to show changes from the Company’s original filing, are being sent to the Commission via overnight mail. The page references in this letter are keyed to the marked version of Amendment No. 1 to the Registration Statement submitted in hard copy by overnight mail.

Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on July 14, 2005; File No. 0-51310

Risk Factors

“If we lose our key personnel or are unable to attract and retain additional...,” page 9.

1.
We note the disclosure in the subsection of your document entitled “Employment Agreements” pertaining to agreements you have with your chief financial officer and chief scientific officer, respectively. Please tell us why you have not specifically identified these two individuals in this risk factor. The fact that you have employment agreements with both of these individuals appears to suggest they are “key personnel” that should be included in this risk factor. In the alternative, please revise this risk factor to add those individuals to this risk factor.

Response:

The Company did not identify the Chief Financial Officer nor the Chief Scientific Officer in this risk factor, because despite the fact that they have employment agreements, they are not considered key personnel that would be difficult for the Company to replace.

“Our current restructuring plan may not achieve the results we intend and…,” page 11.

2.
We note your response to comment 21 and reissue the comment in part. The inclusion of a cross-reference to Item 8 of your Form 20-F does not satisfy our comment as such item does not appear to indicate whether you intend to make additional workforce reductions in the next 12 months. Please revise your risk factor accordingly.

Response:

Please refer to page 11 of the Registration Statement, which has been revised in response to your comment. Although we have revised the disclosure to indicate that we are likely to have further headcount reductions in the next 12 months, we are uncertain at this time as to the extent of such further reductions, and have therefore refrained from including details that would be speculative.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on July 14, 2005; File No. 0-51310

“Our results of operations may be negatively affected by the obligation…,” page 16.

3.	Delete the phrase “under certain circumstances” since it is vague and potentially misleading.

Response:

Please refer to page 16 of the Registration Statement, which has been revised in response to your comment.

HepeX-B (Product for the Prevention of Re-Infection of Hepatitis B), page 20.

4.	We note your response to comment 32 and your revised disclosure. Please describe any statistical analysis conducted on the study. If no such analysis was done, please so state.

Response:

Please refer to page 21 of the Registration Statement, which has been revised in response to your comment. Please refer to the attached Source A for third party documentation supporting the Company’s statements as to the current Hepatitis B Immune Globulin (HBIg) treatment protocols.

XTL-6865, page 21.

5.
We note your response to comment 35 and reissue the comment in part. Please disclose what statistical analysis, if any, was performed and the degree of statistical significance found as measured by the p-values obtained. Please also explain what the P value measures in your document. If no such statistical analysis was performed on the studies, please so indicate.

Response:

Please refer to page 23 of the Registration Statement, which has been revised in response to your comment to disclose that the small number of patients in the referenced study did not allow the Company to draw statistical analysis.

6.
We note your response to comment 36 and reissue the comment in part with respect to information concerning payments received/made to date; and additional aggregate potential payments. Please note that the information requested by our prior comment 36 is generally not appropriate subject matter for confidential treatment requests as we believe this information is material to investors. Additionally, please note that after our review of your confidential treatment application, we may issue additional comments relating to discussion of several of your agreements you discuss in Item 4.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on July 14, 2005; File No. 0-51310

Response:

Please refer to pages 26-27 of the Registration Statement, which have been revised in response to your comment.

XTL-2125 License, page 26.

7.
We note your response to comment 37 and your supplemental response that you do not believe your agreement with B&C Biopharm Co., Ltd. is a material agreement. Your disclosure in the document, however, appears to suggest otherwise. For example, you refer to the XTL-2125 as your “lead product candidate” from your HCV-SM small molecule. Please provide us with further analysis as to why you believe this agreement is not material to you, including the costs you have paid to date to acquire the XTL-2125 license and the cost to date you have incurred for the research and development of this product; when you acquired the license; what progress you have made to the product as well as the current phase of development; and whether you are obligated to pay any part of the milestone payment prior to commencing sale of the product.

Response:

Please refer to the exhibit list on page 88 of the Registration Statement, which has been revised to include the license agreement with B&C Biopharm Co., Ltd. For disclosure regarding the progress of XTL-2125, please refer to page 23 of the Registration Statement, which has been revised in response to your comment. For disclosure regarding the costs paid to date to acquire the XTL-2125 license, please refer to page 27 of the Registration Statement, which has been revised in response to your comment. For disclosure regarding the research and development costs associated with XTL-2125, please refer to page 45 of the Registration Statement, which has been revised in response to your comment.

Item 5. Operating and Financial Review and Prospects, page 32.

Liquidity and Capital Resources, page 41.

8.
We note that both you and your auditors believe that the continuation of your current operations, after utilizing your cash reserves in 2006, is dependent upon the generation of additional financial resources, either through agreements for the commercialization of your product portfolio or through external financing. Please revise your disclosures to: (a) focus on this dependency, (b) elaborate on the likelihood that you will be able to generate additional financial resources in either of the ways that you mentioned, and (c) the reasonably.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on July 14, 2005; File No. 0-51310

Response:

Please refer to page 43 of the Registration Statement, which has been revised in response to your comment. Please note that in order to avoid extensive repetitive language, we have included a cross-reference to “Item 3: Key Information - Risk Factors - Risks Related to Our Financial Condition.”

Research and Development, Patents and Licenses, page 43.

9.
We note the disclosures you provided in response to our prior comment number 38. For each period presented, please disclose the total research and development costs, as defined by SFAS 2, and reconcile that amount to the sum of the project costs you have disclosed. If you exclude any of the following, please tell us why they do not represent research and development costs, as defined by SFAS 2: (a) your costs of revenues or (b) the costs you have reduced by the amounts you received under participation.

Response:

Please refer to pages 45-46 of the Registration Statement, which have been revised in response to your comment.

Non-plan Share Options, page 56.

10.	Please indicate what licensing agreement you are referring to, and the specific reasons the consultants received the shares pursuant to the licensing agreement.

Response:

Please refer to page 58 of the Registration Statement, which has been revised in response to your comment.

Memorandum and Articles of Association, page 58.

11.	We note your response to comment 45 and reissue the comment in part. Please disclose whether your articles or Israeli law permit shareholders to approve corporate matters by written consent.

Response:

Please refer to page 65 of the Registration Statement, which has been revised in response to your comment.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on July 14, 2005; File No. 0-51310

Item 19. Exhibits, page 84.

12.
We note your response to comment 47 and note that many of your exhibits still remain to be filed. As previously noted, we may not clear comments on your registration statement until we have reviewed these exhibits. To that end, please file your remaining exhibits with your next amendment or as soon as they become available as we will require some time to review the exhibits.

Response:

On August 10, 2005, the Company filed Amendment No. 1, including all remaining exhibits to the Registration Statement. Two of those exhibits are the subject of additional requests for confidential treatment, and we have submitted a supplemental request letter to the Commission in accordance with the Division of Corporation Finance Staff Bulletin No. 1, as amended. We have also provided three copies of the supplemental request letter, original exhibits and redacted versions, for your review.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

By:	/s/ Mark F. McElreath
Mark F. McElreath

Cc:  Jonathan Burgin, Chief Financial Officer, XTL Biopharmaceuticals Ltd.
Ronen Kantor, Kantor & Co. Law Offices
Arieh Vaizler, Kesselman & Kesselman, CPA

Enclosures